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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b)
AND (c) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No. )*

Visicu, Inc.
(Name of Issuer)
Common Stock, $.0001 par value per share
(Title of Class of Securities)
92831L 20 4
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92831L 20 4	Page	2	of	11

1	NAMES OF REPORTING PERSONS: Pacific Venture Group II, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑(1)

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States of America

	5	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,919,709 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER:

2,919,709 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,919,709 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

9.05%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) This Schedule 13G is filed by Pacific Venture Group II, L.P. (“PVG II”), PVG Associates II, L.P. (“Associates II”), PVG Equity Partners II, L.L.C. (“PEP II”), Layton R. Crouch (“Crouch”), David L. Dennis (“Dennis”), Eve M. Kurtin (“Kurtin”) and Ralph C. Sabin (“Sabin,” and together with PVG II, Associates II, PEP II, Crouch, Dennis and Kurtin, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 2,833,718 shares held by PVG II; and (ii) 85,991 shares held by Associates II. PEP II serves as the general partner of PVG II and Associates II, and owns no securities of the Issuer directly. Crouch, Dennis, Kurtin and Sabin are members of PEP II and share voting and dispositive power over the shares held by PVG II and Associates II, however, they disclaim beneficial ownership of the shares held by PVG II and Associates II, except to the extent of their pecuniary interests therein. The information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13G is provided as of December 31, 2006.
(3) This percentage is calculated based upon 32,289,325 shares of the Issuer’s common stock outstanding (as of November 1, 2006), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 3, 2006.

CUSIP No.	92831L 20 4	Page	3	of	11

1	NAMES OF REPORTING PERSONS: PVG Associates II, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑(1)

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States of America

	5	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,919,709 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER:

2,919,709 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,919,709 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

9.05%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) This Schedule 13G is filed by Pacific Venture Group II, L.P. (“PVG II”), PVG Associates II, L.P. (“Associates II”), PVG Equity Partners II, L.L.C. (“PEP II”), Layton R. Crouch (“Crouch”), David L. Dennis (“Dennis”), Eve M. Kurtin (“Kurtin”) and Ralph C. Sabin (“Sabin,” and together with PVG II, Associates II, PEP II, Crouch, Dennis and Kurtin, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 2,833,718 shares held by PVG II; and (ii) 85,991 shares held by Associates II. PEP II serves as the general partner of PVG II and Associates II, and owns no securities of the Issuer directly. Crouch, Dennis, Kurtin and Sabin are members of PEP II and share voting and dispositive power over the shares held by PVG II and Associates II, however, they disclaim beneficial ownership of the shares held by PVG II and Associates II, except to the extent of their pecuniary interests therein. The information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13G is provided as of December 31, 2006.
(3) This percentage is calculated based upon 32,289,325 shares of the Issuer’s common stock outstanding (as of November 1, 2006), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 3, 2006.

CUSIP No.	92831L 20 4	Page	4	of	11

1	NAMES OF REPORTING PERSONS: PVG Equity Partners II, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑(1)

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States of America

	5	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,919,709 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER:

2,919,709 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,919,709 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

9.05%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) This Schedule 13G is filed by Pacific Venture Group II, L.P. (“PVG II”), PVG Associates II, L.P. (“Associates II”), PVG Equity Partners II, L.L.C. (“PEP II”), Layton R. Crouch (“Crouch”), David L. Dennis (“Dennis”), Eve M. Kurtin (“Kurtin”) and Ralph C. Sabin (“Sabin,” and together with PVG II, Associates II, PEP II, Crouch, Dennis and Kurtin, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 2,833,718 shares held by PVG II; and (ii) 85,991 shares held by Associates II. PEP II serves as the general partner of PVG II and Associates II, and owns no securities of the Issuer directly. Crouch, Dennis, Kurtin and Sabin are members of PEP II and share voting and dispositive power over the shares held by PVG II and Associates II, however, they disclaim beneficial ownership of the shares held by PVG II and Associates II, except to the extent of their pecuniary interests therein. The information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13G is provided as of December 31, 2006.
(3) This percentage is calculated based upon 32,289,325 shares of the Issuer’s common stock outstanding (as of November 1, 2006), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 3, 2006.

CUSIP No.	92831L 20 4	Page	5	of	11

1	NAMES OF REPORTING PERSONS: Layton R. Crouch

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑(1)

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	5	SOLE VOTING POWER:

NUMBER OF		2,250 shares of Common Stock (3)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,919,709 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,250 shares of Common Stock (3)

WITH:	8	SHARED DISPOSITIVE POWER:

2,919,709 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,921,959 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

9.05%(4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) This Schedule 13G is filed by Pacific Venture Group II, L.P. (“PVG II”), PVG Associates II, L.P. (“Associates II”), PVG Equity Partners II, L.L.C. (“PEP II”), Layton R. Crouch (“Crouch”), David L. Dennis (“Dennis”), Eve M. Kurtin (“Kurtin”) and Ralph C. Sabin (“Sabin,” and together with PVG II, Associates II, PEP II, Crouch, Dennis and Kurtin, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 2,833,718 shares held by PVG II; and (ii) 85,991 shares held by Associates II. PEP II serves as the general partner of PVG II and Associates II, and owns no securities of the Issuer directly. Crouch, Dennis, Kurtin and Sabin are members of PEP II and share voting and dispositive power over the shares held by PVG II and Associates II, however, they disclaim beneficial ownership of the shares held by PVG II and Associates II, except to the extent of their pecuniary interests therein. The information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13G is provided as of December 31, 2006.
(3) The shares are held by Crouch.
(4) This percentage is calculated based upon 32,289,325 shares of the Issuer’s common stock outstanding (as of November 1, 2006), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 3, 2006.

CUSIP No.	92831L 20 4	Page	6	of	11

1	NAMES OF REPORTING PERSONS: David L. Dennis

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑(1)

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	5	SOLE VOTING POWER:

NUMBER OF		2,250 shares of Common Stock (3)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,919,709 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,250 shares of Common Stock (3)

WITH:	8	SHARED DISPOSITIVE POWER:

2,919,709 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,921,959 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

9.05%(4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) This Schedule 13G is filed by Pacific Venture Group II, L.P. (“PVG II”), PVG Associates II, L.P. (“Associates II”), PVG Equity Partners II, L.L.C. (“PEP II”), Layton R. Crouch (“Crouch”), David L. Dennis (“Dennis”), Eve M. Kurtin (“Kurtin”) and Ralph C. Sabin (“Sabin,” and together with PVG II, Associates II, PEP II, Crouch, Dennis and Kurtin, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 2,833,718 shares held by PVG II; and (ii) 85,991 shares held by Associates II. PEP II serves as the general partner of PVG II and Associates II, and owns no securities of the Issuer directly. Crouch, Dennis, Kurtin and Sabin are members of PEP II and share voting and dispositive power over the shares held by PVG II and Associates II, however, they disclaim beneficial ownership of the shares held by PVG II and Associates II, except to the extent of their pecuniary interests therein. The information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13G is provided as of December 31, 2006.
(3) The shares are held by Dennis.
(4) This percentage is calculated based upon 32,289,325 shares of the Issuer’s common stock outstanding (as of November 1, 2006), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 3, 2006.

CUSIP No.	92831L 20 4	Page	7	of	11

1	NAMES OF REPORTING PERSONS: Eve M. Kurtin

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑(1)

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	5	SOLE VOTING POWER:

NUMBER OF		2,250 shares of Common Stock (3)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,919,709 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,250 shares of Common Stock (3)

WITH:	8	SHARED DISPOSITIVE POWER:

2,919,709 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,921,959 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

9.05%(4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) This Schedule 13G is filed by Pacific Venture Group II, L.P. (“PVG II”), PVG Associates II, L.P. (“Associates II”), PVG Equity Partners II, L.L.C. (“PEP II”), Layton R. Crouch (“Crouch”), David L. Dennis (“Dennis”), Eve M. Kurtin (“Kurtin”) and Ralph C. Sabin (“Sabin,” and together with PVG II, Associates II, PEP II, Crouch, Dennis and Kurtin, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 2,833,718 shares held by PVG II; and (ii) 85,991 shares held by Associates II. PEP II serves as the general partner of PVG II and Associates II, and owns no securities of the Issuer directly. Crouch, Dennis, Kurtin and Sabin are members of PEP II and share voting and dispositive power over the shares held by PVG II and Associates II, however, they disclaim beneficial ownership of the shares held by PVG II and Associates II, except to the extent of their pecuniary interests therein. The information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13G is provided as of December 31, 2006.
(3) The shares are held by Kurtin.
(4) This percentage is calculated based upon 32,289,325 shares of the Issuer’s common stock outstanding (as of November 1, 2006), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 3, 2006.

CUSIP No.	92831L 20 4	Page	8	of	11

1	NAMES OF REPORTING PERSONS: Ralph C. Sabin

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑(1)

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	5	SOLE VOTING POWER:

NUMBER OF		52,250 shares of Common Stock (3)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,919,709 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		52,250 shares of Common Stock (3)

WITH:	8	SHARED DISPOSITIVE POWER:

2,919,709 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,971,959 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

9.20%(4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) This Schedule 13G is filed by Pacific Venture Group II, L.P. (“PVG II”), PVG Associates II, L.P. (“Associates II”), PVG Equity Partners II, L.L.C. (“PEP II”), Layton R. Crouch (“Crouch”), David L. Dennis (“Dennis”), Eve M. Kurtin (“Kurtin”) and Ralph C. Sabin (“Sabin,” and together with PVG II, Associates II, PEP II, Crouch, Dennis and Kurtin, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 2,833,718 shares held by PVG II; and (ii) 85,991 shares held by Associates II. PEP II serves as the general partner of PVG II and Associates II, and owns no securities of the Issuer directly. Crouch, Dennis, Kurtin and Sabin are members of PEP II and share voting and dispositive power over the shares held by PVG II and Associates II, however, they disclaim beneficial ownership of the shares held by PVG II and Associates II, except to the extent of their pecuniary interests therein. The information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13G is provided as of December 31, 2006.
(3) The shares are held by Sabin.
(4) This percentage is calculated based upon 32,289,325 shares of the Issuer’s common stock outstanding (as of November 1, 2006), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 3, 2006.

Introductory Note: This Statement on Schedule 13G is filed on behalf of Pacific Venture Group II, L.P., PVG Associates II, L.P., PVG Equity Partners II, L.L.C., Layton R. Crouch, David L. Dennis, Eve M. Kurtin and Ralph C. Sabin, in respect of shares of Common Stock of Visicu, Inc.
Item 1

(a)	Name of Issuer: Visicu, Inc.

(b)	Address of Issuer’s Principal Executive Offices:	217 East Redwood Street, Suite 1900 Baltimore, Maryland 21202-3315
Item 2

(a)	Name of Person(s) Filing:

Pacific Venture Group II, L.P. (“PVG II”)
PVG Associates II, L.P. (“Associates II”)
PVG Equity Partners II, L.L.C. (“PEP II”)
Layton R. Crouch (“Crouch”)
David L. Dennis (“Dennis”)
Eve M. Kurtin (“Kurtin”)
Ralph C. Sabin (“Sabin”)

(b)	Address of Principal Business Office:	c/o Pacific Venture Group 114 Pacifica, Suite 270 Irvine, California 92618

(c)	Citizenship:

PVG II	Delaware
Associates II	Delaware
PEP II	Delaware
Crouch	United States of America
Dennis	United States of America
Kurtin	United States of America
Sabin	United States of America

(d)	Title of Class of Securities:	Common Stock

(e)	CUSIP Number:	92831L 20 4

Item 3	Not applicable.

Page 9 of 11 Pages

Item 4	Ownership.

The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13G is provided as of December 31, 2006:

					Shared	Sole		Shared
Pacific Venture	Shares Held		Sole Voting		Voting	Dispositive		Dispositive	Beneficial	Percentage
Group Entities	Directly		Power		Power	Power		Power	Ownership	of Class (6)
Pacific Venture Group II, L.P.	2,833,718		0		2,833,718	0		2,833,718	2,833,718	8.78%
PVG Associates II, L.P.	85,991		0		85,991	0		85,991	85,991	0.27%
PVG Equity Partners II, L.L.C.(1)	0		0		2,919,709	0		2,919,709	2,919,709	9.05%
Layton R. Crouch(1)	2,250	(2)	2,250	(2)	2,919,709	2,250	(2)	2,919,709	2,921,959	9.05%
David L. Dennis(1)	2,250	(3)	2,250	(3)	2,919,709	2,250	(3)	2,919,709	2,921,959	9.05%
Eve M. Kurtin(1)	2,250	(4)	2,250	(4)	2,919,709	2,250	(4)	2,919,709	2,921,959	9.05%
Ralph C. Sabin(1)	52,250	(5)	52,250	(5)	2,919,709	52,250	(5)	2,919,709	2,971,959	9.20%

(1)	PVG Equity Partners II, L.L.C. (“PEP II”) serves as the general partner of Pacific Venture Group II, L.P. and PVG Associates II, L.P., and owns no securities of the Issuer directly. Crouch, Dennis, Kurtin and Sabin serve as members of PEP II.

(2)	The shares are held by Crouch.

(3)	The shares are held by Dennis.

(4)	The shares are held by Kurtin.

(5)	The shares are held by Sabin.

(6)	This percentage is calculated based upon 32,289,325 shares of the Issuer’s common stock outstanding (as of November 1, 2006), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 3, 2006.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

Not applicable.

Page 10 of 11 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 27, 2007

PACIFIC VENTURE GROUP II, L.P.

By:	PVG Equity Partners II, L.L.C.
Its:	General Partner

/s/ Ralph C. Sabin

Ralph C. Sabin, Member

PVG ASSOCIATES II, L.P.

By:	PVG Equity Partners II, L.L.C.
Its:	General Partner

/s/ Ralph C. Sabin

Ralph C. Sabin, Member

/s/ Layton R. Crouch

Layton R. Crouch

/s/ David L. Dennis

David L. Dennis

/s/ Eve M. Kurtin

Eve M. Kurtin

/s/ Ralph C. Sabin

Ralph C. Sabin

Exhibit(s):
A — Joint Filing Statement

Page 11 of 11 Pages

EXHIBIT A
JOINT FILING STATEMENT
     We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Visicu, Inc. is filed on behalf of each of us.
Dated: February 27, 2007

PACIFIC VENTURE GROUP II, L.P.

By:	PVG Equity Partners II, L.L.C.
Its:	General Partner

/s/ Ralph C. Sabin

Ralph C. Sabin, Member

PVG ASSOCIATES II, L.P.

By:	PVG Equity Partners II, L.L.C.
Its:	General Partner

/s/ Ralph C. Sabin

Ralph C. Sabin, Member

/s/ Layton R. Crouch

Layton R. Crouch

/s/ David L. Dennis

David L. Dennis

/s/ Eve M. Kurtin

Eve M. Kurtin

/s/ Ralph C. Sabin

Ralph C. Sabin